Exhibit 99.1

Notice of Annual Meeting of Common Shareholders and Management Information Circular

Notice of the Annual Meeting

Annual Meeting

Thursday, May 26, 2022

2:00 p.m. Atlantic time

In-Person Participation

Canadian Museum of Immigration

at Pier 21, 1055 Marginal Road,

Halifax, Nova Scotia

Virtual Participation

https://web.lumiagm.com/424923112

Password: emera2022

(case sensitive)

Record Date

Close of business

March 28, 2022

1-800-358-1995 North America

(902) 428-6060 Halifax-Dartmouth

Items of Business
1. Electing Directors to serve until the next Annual Meeting of Shareholders
2. Appointing Auditors
3. Authorizing the Directors to establish the Auditors’ fee
4. Considering an advisory resolution on the Company’s approach to executive compensation
5. Transacting such other business as may properly come before the meeting
We invite you to attend Emera Incorporated’s 2022 Annual Meeting of Shareholders. As a shareholder, it is important that you vote, and there are several ways you can do that.

You may participate and vote by attending the meeting in person. As an alternative, Emera is pleased to provide registered shareholders and proxyholders with the ability to participate in the meeting by webcast and exercise voting rights electronically during the meeting. In this way, shareholders will have an equal opportunity to participate at the meeting regardless of their geographic location. To participate virtually in the meeting, visit https://web.lumiagm.com/424923112 and use password: emera2022 (case sensitive).

Please note, beneficial owners will only be able to vote virtually or ask questions through the live webcast if they are duly appointed and registered as proxyholders. Inside the Management Information Circular, you will find further details and instructions about virtual participation.

If shareholders do not plan to participate in the meeting in person or virtually, they may return their proxy or voting instruction form using the postage-paid, pre- addressed envelope provided. As an alternative, shareholders may choose to vote by telephone or via internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 5:00 p.m. Atlantic time on Tuesday, May 24, 2022, or if the meeting is adjourned, or postponed, 5:00 p.m. Atlantic time two business days prior to the reconvened meeting date.

Protecting the health and safety of shareholders, our team and the community is our top priority. Emera will follow directives under the Nova Scotia Health Protection Act and Emergency Management Act regarding the global COVID-19 pandemic in effect at the time of the meeting, if any, which may include limits on gathering and may impose masking and social distancing requirements. Please monitor Emera’s website at www.emera.com for information and updates in this regard.

Should you have questions or comments, please contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5 or by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

Stephen D. Aftanas
Corporate Secretary

1	EMERA INCORPORATED